6983

                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                     FORM 12B-25

                           Commission File Number 0-1678

                            NOTIFICATION OF LATE FILING

(Check One):  X  Form 10-K   ___Form 11-K     ___Form 20-F      ___Form 10-Q
____Form N-SAR

     For Period Ended:April 30, 1999

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: 10-K

                                       PART I
                               REGISTRANT INFORMATION

Full name of registrant: Butler National Corporation

Former name if applicable: N/A

Address of principal executive office (Street and number)
11920 West 161st Street
Olathe, Kansas 66062

                                      PART II
                              RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense.

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or
 _X_ transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                     PART III
                                     NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

     The Company engaged a new independent public accountant for fiscal year 1999. The first time review of the Company's business has taken more time than originally planned to gather the necessary information to file the Form 10-K.


Form 12b-25                             Forms                             6984

                                       PART IV
                                  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Clark D. Stewart                 913-780-9595
              (Name)               (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               _X_Yes    ___No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                _X_Yes   ___No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Explanation to (3) above: Some operations have been discontinued as disclosed on the Company's Form 10-K for the fiscal year ending April 30, 1998 and on the Company's Form 10-Q for the period ending January 31, 1999 as filed with the Securities and Exchange Commission on July 29, 1998 and March 17, 1999.

                            Butler National Corporation
                   (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:7-29-99                             By:/S/Clark D. Stewart, President

          Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                     ATTENTION
     Intentional misstatements or omission of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                               GENERAL INSTRUCTIONS
     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule
        0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.
     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.